Exhibit 99(d)(6)

                    FirstCity Waives Minimum Tender Condition
                       on Special Preferred Exchange Offer

      Houston, July 25, 1997 . . . FirstCity Financial Corporation announced that its exchange offer currently outstanding to holders of its Special

Preferred Stock has been amended to waive the minimum tender condition. The obligation of the company to consummate the exchange offer was originally conditioned upon a minimum of 1,500,000 shares being tendered. The offer, as amended, now has no minimum tender condition.

      As of July 25, 1997 997,000 shares have been tendered pursuant to the offer.

      To allow for the required mailing of the amendment to holders of the

Special Preferred, the expiration of the offer has been extended to 5:00 p.m.

New York City time, on Monday, August 4, 1997.


      Terms of the exchange offer allow a holder of outstanding Special

Preferred stock to exchange shares of such stock for an equal number of

FirstCity's redeemable New Preferred stock. As with the existing Special

Preferred, the redemption value of the New Preferred stock will be $21. The New

Preferred stock will have an annual dividend rate of $3.15 per share, payable quarterly, until September 30, 1998. Beginning October 1, 1998 the dividend rate will adjust downward to $2.10 per year or 10% of the New Preferred redemption value. The New Preferred will be callable on or after September 30, 2003 and is to be redeemed on September 30, 2005. Other terms and conditions of the exchange offer which are outlined in the offering circular dated June 18, 1997 remain unchanged.


      The exchange is generally structured to be a tax free exchange and the New

Preferred stock is expected to qualify for dividend received exclusions under the current IRS code, subject to applicable limitations.


      James Hawkins, Chairman of FirstCity noted, "We are very enthusiastic about this offer to our current Special Preferred shareholders. The preferred they now hold is to be redeemed in September of 1998, at which point the holders may have a tax consequence from the redemption of the security. Exchanging for the new preferred allows a holder to defer any tax recognition and provides the holder with a new preferred at very competitive dividend rates. We believe this is a very attractive offer for our preferred holders. With the timing of this offer falling during summer vacations as well as the

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relatively short duration of the initial exchange period, we determined that an extension is necessary to assure that all holders have ample time to consider the exchange."


      Holders who would like additional information regarding the exchange offer should contact Suzy Taylor - Vice President of Investor Relations for FirstCity

at (713) 652-1810.


      FirstCity Financial Corporation is a diversified financial services company engaged in portfolio acquisition, consumer lending, mortgage banking and asset servicing through approximately 50 offices in the US and with affiliate organizations in Europe and Mexico. Its common (FCFC) and special preferred

(FCFCP) stocks are listed on the NASDAQ National Market System.